SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CNX GAS CORPORATION

(Name of Subject Company (Issuer))

CONSOL Energy Inc.

(Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Titles of Classes of Securities)

12618H200 / 12618H309 / 12619H101

(CUSIP Numbers of Classes of Securities)

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

CONSOL ENERGY INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Classes of Securities)

12618H200 / 12618H309 / 12619H101

(CUSIP Number of Classes of Securities)

P. JEROME RICHEY

Executive Vice President–Corporate Affairs, Chief Legal Officer and Secretary

CONSOL Energy Inc.

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$ 966,572,259.75	$ 68,916.60

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of CNX Gas Corporation (“CNX Gas”) not beneficially owned by CONSOL Energy Inc., at a purchase price of $38.25 per Share, net to the seller in cash. On May 13, 2010, 151,069,930 Shares were outstanding, of which 125,800,067 are beneficially owned by CONSOL Energy Inc. Accordingly, this calculation assumes the purchase of 25,269,863 Shares.
+	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million dollars of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $68,916.60

Filing party: CONSOL Energy Inc.

Form or registration No.: Schedule TO-T and Schedule TO-T/A

Date filed: April 28, 2010 and May 14, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on April 28, 2010, as amended by Amendment No. 1 filed on May 14, 2010, and Amendment No. 2 filed on May 21, 2010 (as amended, the “Schedule TO”), by CONSOL Energy Inc., a Delaware Corporation (“CONSOL”). The Schedule TO relates to the offer by CONSOL to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of CNX Gas Corporation, a Delaware Corporation (“CNX Gas”) not owned by CONSOL, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 28, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

(1) Item 4 of the Schedule TO is amended as follows:

(a) The following language is added as new language at the end of the penultimate paragraph on page 8 of the Offer to Purchase:

On May 24, 2010, a hearing was held in the Delaware Court of Chancery on the motion by the plaintiffs in the Delaware Actions for a preliminary injunction against the offer and the merger. On May 25, 2010, Vice Chancellor Laster issued an opinion and order denying the motion. In the opinion, Vice Chancellor Laster stated that the “entire fairness” standard of review will apply to plaintiffs’ suit for damages relating to the offer and the merger because (i) the special committee did not affirmatively recommend in favor of stockholders tendering their shares into the offer and (ii) plaintiffs have established a reasonable basis to challenge the effectiveness of the majority of the minority condition. The opinion is filed as exhibit (a)(5)(xiv) to the Schedule TO.

On May 26, 2010, the plaintiffs filed an emergency application for certification of interlocutory appeal requesting an order to pursue an appeal of the Delaware Court of Chancery’s opinion in the Delaware Supreme Court, and further requesting an injunction pending the appeal. The emergency application for certification of interlocutory appeal is filed as exhibit (a)(5)(xv) to the Schedule TO.

On May 26, 2010, after a hearing by teleconference, Vice Chancellor Laster issued (i) an order certifying for review in the Delaware Supreme Court the question of the proper standard of review and (ii) a separate order denying the plaintiff’s motion for an injunction pending the appeal. The orders are filed as exhibit (a)(5)(xvi) and (a)(5)(xvii), respectively, to the Schedule TO.

Following the issuance of Vice Chancellor Laster’s orders, the plaintiffs withdrew their emergency application for certification of interlocutory appeal.

(b) The following language is added as new language at the end of the final paragraph on page 60 of the Offer to Purchase:

On May 24, 2010, a hearing was held in the Delaware Court of Chancery on the motion by the plaintiffs in the Delaware Actions for a preliminary injunction against the offer and the merger. On May 25, 2010, Vice Chancellor Laster issued an opinion and order denying the motion. In the opinion, Vice Chancellor Laster stated that the “entire fairness” standard of review will apply to plaintiffs’ suit for damages relating to the offer and the merger because (i) the special committee did not affirmatively recommend in favor of stockholders tendering their shares into the offer and (ii) plaintiffs have established a reasonable basis to challenge the effectiveness of the majority of the minority condition. The opinion is filed as exhibit (a)(5)(xiv) to the Schedule TO.

On May 26, 2010, the plaintiffs filed an emergency application for certification of interlocutory appeal requesting an order to pursue an appeal of the Delaware Court of Chancery’s opinion in the Delaware Supreme Court, and further requesting an injunction pending the appeal. The emergency application for certification of interlocutory appeal is filed as exhibit (a)(5)(xv) to the Schedule TO.

On May 26, 2010, after a hearing by teleconference, Vice Chancellor Laster issued (i) an order certifying for review in the Delaware Supreme Court the question of the proper standard of review and (ii) a separate order denying the plaintiff’s motion for an injunction pending the appeal. The orders are filed as exhibit (a)(5)(xvi) and (a)(5)(xvii), respectively, to the Schedule TO.

Following the issuance of Vice Chancellor Laster’s orders, the plaintiffs withdrew their emergency application for certification of interlocutory appeal.

(2) Item 12 of the Schedule TO is amended as follows:

The following are added as new exhibits:

Exhibit No.	Description

(a)(5)(xiv)	Order denying motion for preliminary injunction, dated May 25, 2010, in In re CNX Gas Shareholders Litigation, Civil Action No. 5377-VCL.

(a)(5)(xv)	Emergency Application for Certification of Interlocutory Appeal, submitted to the Court of Chancery of the State of Delaware, dated May 26, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL.

(a)(5)(xvi)	Order certifying in part plaintiffs’ request for an interlocutory appeal from order denying motion for a preliminary injunction, issued by the Court of Chancery of the State of Delaware, dated May 26, 2010 in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL.

(a)(5)(xvii)	Order denying plaintiffs’ request for an injunction prohibiting the expiration of the tender offer until a ruling on plaintiff’s motion for an interlocutory appeal, issued by the Court of Chancery of the State of Delaware, dated May 26, 2010 in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2010

CONSOL ENERGY INC.

By:	/S/ P. JEROME RICHEY
Name:	P. Jerome Richey
Title:	Executive Vice President – Corporate Affairs, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated April 28, 2010

(a)(1)(ii) *	Letter of Transmittal

(a)(1)(iii) *	Notice of Guaranteed Delivery

(a)(1)(iv) *	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v) *	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi) *	Summary Advertisement published in The New York Times on April 28, 2010

(a)(1)(vii)*	Press Release, dated March 21, 2010, issued by CONSOL (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by CONSOL with the SEC on March 22, 2010)

(a)(1)(viii) *	Press Release, dated April 28, 2010, issued by CONSOL.

(a)(1)(ix) *	Form of Letter to Participants in the CONSOL Energy Inc. Investment Plan for Salaried Employees

(a)(5)(i) *	Complaint of Daniel Schurr, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-2333, filed in the Court of Common Pleas of Washington County, Pennsylvania on March 29, 2010.

(a)(5)(ii) *	Complaint of James R. Gummel, individually and on behalf of all others similarly situated, against CONSOL Energy Inc., Civil Action No. 5377-VCL, filed in the Court of Chancery of the State of Delaware on March 29, 2010.

(a)(5)(iii) *	Complaint of Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 5378-VCL, filed in the Court of Chancery of the State of Delaware on March 30, 2010.

(a)(5)(iv) *	Complaint of Samuel S. Polen, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-2626, filed in the Court of Common Pleas of Washington County, Pennsylvania on April 12, 2010.

(a)(5)(v) *	Motion to Stay Action pending adjudication of claims in Delaware, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 12, 2010 on behalf of CONSOL Energy Inc. and certain individual defendants.

(a)(5)(vi) *	Complaint of Harold L. Hurwitz, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-5405-VCL, filed in the Court of Chancery of the State of Delaware on April 13, 2010.

(a)(5)(vii) *	Motion to Stay and Demand for Jury Trial, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 13, 2010 on behalf of CNX Gas Corporation.

(a)(5)(viii) *	Motion to Stay, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 20, 2010 on behalf of John R. Pipski.

(a)(5)(ix) *	Order of the Court of Chancery of the State of Delaware dated April 21, 2010, consolidating the Complaint of James R. Gummel, individually and on behalf of all others similarly situated, against CONSOL Energy Inc., Civil Action No. 5377-VCL, the Complaint of Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 5378-VCL, and the Complaint of Harold L. Hurwitz, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-5405-VCL.

(a)(5)(x) *	Order of the Court of Common Pleas of Washington County, Pennsylvania dated April 26, 2010, staying proceedings in Schurr v. CNX Gas Corporation, et al., Civil Action No. 2010-2333, and Polen v. CNX Gas Corporation, et al., Civil Action No. 2010-2626.

(a)(5)(x)**	Motion for Preliminary Injunction, submitted to the Court of Chancery of the State of Delaware, dated April 28, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(25) of the Schedule 14D-9 filed by CNX Gas on May 11, 2010).

(a)(5)(xi)**	Motion for Expedited Proceedings, submitted to the Court of Chancery of the State of Delaware, dated April 28, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(26) of the Schedule 14D-9 filed by CNX Gas on May 11, 2010).

(a)(5)(xii)**	Order of the Court of Chancery of the State of Delaware, dated May 7, 2010, granting expedited discovery and setting a hearing on the preliminary injunction motion for May 24, 2010 at 10:00 a.m., in Wilmington, Delaware (incorporated by reference to Exhibit (a)(27) of the Schedule 14D-9 filed by CNX Gas on May 11, 2010).

(a)(5)(xiii)±	Verified Consolidated Class Action Complaint of plaintiffs in In Re CNX Gas Corporation Shareholders Litigation, Civil Action No. 5377-VCL, filed in the Court of Chancery of the State of Delaware on May 18, 2010.

(a)(5)(xiv)	Order denying motion for preliminary injunction, dated May 25, 2010, in In re CNX Gas Shareholders Litigation, Civil Action No. 5377-VCL

(a)(5)(xv)	Emergency Application for Certification of Interlocutory Appeal, submitted to the Court of Chancery of the State of Delaware, dated May 26, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL.

(a)(5)(xvi)	Order certifying in part plaintiffs’ request for an interlocutory appeal from order denying motion for a preliminary injunction, issued by the Court of Chancery of the State of Delaware, dated May 26, 2010 in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL.

(a)(5)(xvii)	Order denying plaintiffs’ request for an injunction prohibiting the expiration of the tender offer until a ruling on plaintiff’s motion for an interlocutory appeal, issued by the Court of Chancery of the State of Delaware, dated May 26, 2010 in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL.

(b) ±	Amended and Restated Credit Agreement dated as of May 7, 2010, among CONSOL Energy Inc., certain of its subsidiaries and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL on May 13, 2010).

(c)(i)**	Financial analysis presentation materials, dated March 20, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(ii) *	Discussion points, dated March 20, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(iii)**	Financial analysis presentation materials, dated April 23, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(iv)**	Opinion of Stifel Nicolaus & Company, Incorporated to the board of directors of CONSOL Energy Inc., dated April 23, 2010.

(d)(1) *	Share Tender Agreement, dated March 21, 2010, by and between CONSOL Energy Inc. and T. Rowe Price Associates, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on March 22, 2010)

(d)(2) *	Amended and Restated Pledge Agreement, by and among the Pledgors named therein and Wilmington Trust Company, as collateral trustee, dated as of May 7, 2010 (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by CONSOL with the SEC on May 13, 2010).

(d)(3) *	Master Separation Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated August 1, 2005 (incorporated by reference to Exhibit 10.69 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005).

(d)(4) *	Master Cooperation and Safety Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated August 1, 2005 (incorporated by reference to Exhibit 10.70 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005).

(d)(5) *	Services Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation, and the subsidiaries of CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.71 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(6) *	Tax Sharing Agreement, by and among CONSOL Energy Inc. and CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.72 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(7) *	Intercompany Revolving Credit Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.73 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(8)*	Master Lease dated August 1, 2005 by and between CONSOL Energy Inc. and certain of its subsidiaries and CNX Gas Company LLC (incorporated by reference to Exhibit 10.74 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(9)*	Amendment No. 1 to the Master Cooperation and Safety Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated as of May 30, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on June 2, 2008)

(d)(10)*	CONSOL Energy Inc. Supplemental Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on September 11, 2009)

(d)(11) *	Services Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated April 1, 2010.

(g)	None

(h)	None

*	Previously filed with Schedule TO.
**	Previously filed with Amendment No. 1 to Schedule TO.
±	Previously filed with Amendment No. 2 to Schedule TO.